Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company:
Abbey National plc (Commission File No.: 001-14928)
Date: September 8, 2009

On September 8, 2009, Abbey National plc issued the following statement:

STATEMENT BY ABBEY NATIONAL PLC ON BEHALF OF
ABBEY NATIONAL CAPITAL TRUST I WITH RESPECT TO
EXCHANGE OFFER BY SANTANDER FINANCIAL
EXCHANGES LIMITED

September 8, 2009

Abbey National plc (“Abbey”) has elected to express no opinion and remain neutral toward Santander Financial Exchanges Limited’s offer to exchange, subject to the terms and conditions set forth in the Prospectus dated August 25, 2009, up to a total of 800,000 Fixed-to-Floating Non-Cumulative Guaranteed Series 11 Preferred Securities (par value $1,000 per security) fully and unconditionally guaranteed by Banco Santander, S.A. (the “New Securities”) to be issued by Santander Finance Preferred, S.A. Unipersonal, plus a cash exchange incentive payment up to an aggregate amount of $100.0 million, plus cash amounts in lieu of any fractional New Securities), for any and all of Abbey National Capital Trust I 8.963% Non-Cumulative Guaranteed Trust Preferred Securities (liquidation preference $1,000 per security) guaranteed by Abbey National plc (the “Existing Securities”) and issued on February 7, 2000 (CUSIP No. 002927AA9 and ISIN US002927AA95).

Abbey believes that each holder of Existing Securities should make its own decision as to whether to tender its Existing Securities in the exchange offer.  Abbey believes that the determination whether to tender is a financial decision to be made by each holder of Existing Securities, in consultation with the holder’s financial advisor, based on the terms of the exchange offer being made by Santander Financial Exchanges Limited.  For these reasons, Abbey believes that it is not appropriate for it to make a recommendation to holders regarding the tender of their Existing Securities in the exchange offer and expresses no opinion as to the course of action that holders should take.

This statement is being made by Abbey pursuant to Rule 14e-2 under the U.S. Securities Exchange Act of 1934.

This statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.